UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2023

001-41641

(Commission File Number)

SHL TELEMEDICINE LTD.

(Translation of registrant’s name into English)

90 Yigal Alon Street

Tel Aviv 67891, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATION NOTE

On May 15, 2023, SHL Telemedicine Ltd. (the “Company”) issued a press release as required by the listing rules of the Nasdaq Capital Market announcing that it had filed with the U.S. Securities and Exchange Commission its Annual Report on Form 20-F for the year ended December 31, 2022 (the “2022 Form 20-F”) on May 11, 2023 and Amendment No. 1 to its Annual Report on Form 20-F/A for the year ended December 31, 2022 (together with the 2022 Form 20-F, the “2022 Annual Report”) on May 12, 2023, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein. The 2022 Annual Report contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements.

Exhibit	Description

99.1	Press Release, dated May 15, 2023, announcing the filing with the U.S. Securities and Exchange Commission of SHL Telemedicine Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2022 on May 11, 2023 and Amendment No. 1 to SHL Telemedicine Ltd.’s Annual Report on Form 20-F/A for the year ended December 31, 2022 on May 12, 2023.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 15, 2023	SHL TELEMEDICINE LTD.

	By:	/s/ Amir Hai
	Name:	Amir Hai
	Title:	Chief Financial Officer